[LFD letterhead]

Correspondence 2

VIA EDGAR

May 3, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln National Variable Annuity Account H
and The Lincoln National Life Insurance Company
American Legacy Shareholder’s Advantage
American Legacy  Shareholder’s Advantage A Class
File Nos. 811-05721; 333-63505

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed Post-Effective Amendment No. 36 to the above-reference Form N-4 Registration Statement on May 3, 2010.  Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for Lincoln National Variable Annuity Account H (American Legacy Shareholder’s Advantage), respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on June 30, 2010, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill
Thomas O'Neill
Vice President